Granto, Inc.
137 4th Street Riverside Vill. Sta Lucia
Pasig City, the Philippines

January 21, 2010

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Tia Jenkins

Re:	Granto, Inc. Form 10-K for Fiscal Year Ended March 31, 2009 Filed June 15, 2009 File No. 333-150388

Dear Ms. Jenkins:

We write in response to Staff’s letter dated January 14, 2010 regarding the above-referenced Annual Report on Form 10-K, filed June 15, 2009, (the “Comment Letter”).  Granto, Inc. (the Company”) is providing this response to the Comment Letter.  The Company has filed with the Securities and Exchange Commission via the EDGAR system, an amended Annual Report on Form 10-K/A, Amendment No. 1 (the “Amended 10-K”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Form 10-K for the fiscal year ended march 31, 2009

report of independent registered public accounting firm, page f-1

1.
Please note that for development stage entities, auditor association with the cumulative data since inception is required in annual reports.  Please advise your auditor to revise the scope and opinion paragraphs of their audit report to opine upon the cumulative period from inception (February 29, 2008) to year ended March 31, 2009 in addition to the annual periods and amend your Form 10-K accordingly.

In response to this comment, the auditor has updated its disclosure for the fiscal year ended March 31, 2009.

Sincerely,

/s/ Rosalinda Ritualo
Rosalinda Ritualo